Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier

Maier & Company, Inc.

(310) 471-1288

HIGHWAY HOLDINGS INCREASES OWNERSHIP IN MYANMAR MANUFACTURING

ENTITY TO 84 PERCENT

HONG KONG – April 18, 2017 — Highway Holdings Limited (Nasdaq:HIHO) today announced the company has increased its ownership interest to 84 percent at its Myanmar subsidiary. Terms were not disclosed.

The Myanmar subsidiary currently operates approximately 20,000 sq. ft. of manufacturing and assembly space in Yangon, Myanmar – including the recent expansion of manufacturing space at the same location. Highway Holdings has utilized this facility for several years under a subcontracting arrangement. The company previously held a 75 percent ownership interest in this Myanmar entity. Commerce law changes in Myanmar during the past few years have allowed non-Myanmar companies such as Highway Holdings to acquire interests in businesses that are domiciled and operating in Myanmar. These businesses are designated as “foreign companies.”

“The increased ownership interest reflects our confidence in Myanmar and our latest success in transitioning new component manufacturing processes from our main manufacturing facilities in China to our Myanmar subsidiary. The operation in Myanmar is supported by our operation in China and enables us to realize meaningful cost-savings and a competitive advantage, while maintaining the highest quality standards for our customers,” said Roland Kohl, chairman, president and chief executive officer of Highway Holdings.

“We are gratified by the confidence of our customers in the company’s high-quality production standards in Myanmar, supported by ongoing training and monitoring by our staff in China. We are pleased with our progress to date in Myanmar and look forward to further opportunities for additional business based on demonstrated quality, service and capacity,” Kohl said.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and Yangon, Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to the ownership and operation of the Myanmar facility, additional growth potential at this facility, economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

#      #      #